Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

April 7, 2022

VIA EDGAR CORRESPONDENCE

Ms. Yoon Choo

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VIII (the “Trust”) File Nos. 333-210186; 811-23147

Dear Ms. Choo:

This letter responds to your comments regarding the registration statement filed on Form N-1A for the Trust with the Staff of the Securities and Exchange Commission (the “Staff”) on December 13, 2021 (the “Registration Statement”). The Registration Statement relates to the First Trust Flexible Municipal High Income ETF (the “Fund”), formerly First Trust Municipal CEF Income Opportunity ETF, a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1

Please provide the Staff with the completed fee table and expense example at least one week prior the Registration Statement’s effectiveness.

Response to Comment 1

Pursuant to the Staff’s request, a completed fee table and expense example is set forth on Exhibit A hereto.

Comment 2

With respect to the footnote to the fee waiver, please populate the two missing dates and confirm that the waiver agreement will be in effect for at least one year from the date the Registration Statement becomes effective. Please also confirm that only the Fund’s Board of Trustees, and not the Advisor, is authorized to terminate the waiver during the one-year period following the effective date of the Registration Statement. With respect to the expense example, please confirm that the example will reflect the expiration of the fee waiver at the date set forth in the footnote.

Response to Comment 2

Pursuant to the Staff’s request, the referenced footnote has been revised as set forth below.

Pursuant to a contractual agreement, the Advisor has agreed to waive management fees of 0.20% of average daily net assets until April 12, 2023. The waiver agreement may be terminated by action of the Trust’s Board of Trustees at any time upon 60 days’ written notice by the Trust, on behalf of the Fund, or by the Fund’s investment advisor only after April 12, 2023.

Additionally, the Fund confirms that pursuant to the terms of the Fee Waiver Agreement, only the Fund’s Board of Trustees, and not the Advisor, is authorized to terminate the waiver during the one-year period following the effective date of the Registration Statement. Furthermore, with regard to the expense example, the Fund confirms that the example will reflect the expiration of the fee waiver at the date set forth in the footnote.

Comment 3

Please add disclosure to the section entitled “Principal Investment Strategies” to indicate the percentage of the Fund’s portfolio that may be invested in municipal securities that pay interest and generate income subject to federal and state alternative minimum tax. If the Fund may invest its entire portfolio in such securities, please indicate as such.

Response to Comment 3

Pursuant to the Staff’s request, the following disclosure has been added as the final sentence of the first paragraph of the section entitled “Principal Investment Strategies”:

The Fund may invest without limitation in municipal securities that pay interest and generate income subject to federal and state alternative minimum tax

Comment 4

Please reorder the principal risks to prioritize the top three to five risks which are most likely to impact the Fund’s net asset value yield and total return. The remaining risks may remain in alphabetical order.

Response to Comment 4

The Fund respectfully declines to revise the disclosure as requested by the Commission. Ultimately, the Fund has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A. The Fund continues to evaluate its approach to the ordering of risk factors in light of recent Commission guidance.

Comment 5

Please add disclosure to the section entitled “Annual Total Return” describing the change in the Fund’s investment strategy and the date on which such change occurred. Furthermore, please update the performance information set forth in the sections entitled “Annual Total Return” and “Average Annual Total Returns” to include performance for 2021.

Response to Comment 5

Pursuant to the Staff’s request, the following disclosure has been added as the second paragraph of the section entitled “Annual Total Return”:

On April 12, 2022, the Fund’s investment strategy changed. Prior to April 12, 2022, the Fund sought to achieve its investment objective of providing current income through investments in closed-end funds and ETFs that held municipal debt securities. Following April 12, 2022, the Fund seeks to achieve this investment objective primarily through direct investments in municipal debt securities. Therefore, the Fund’s performance and historical returns shown below are not necessarily indicative of the performance that the Fund would have generated based upon its current strategy.

Furthermore, the performance information set forth in the sections entitled “Annual Total Return” and “Average Annual Total Returns” have been revised to include performance information for 2021.

Comment 6

Although the Fund’s secondary index named in the table of the section entitled “Average Annual Total Returns” does not charge management fees, management fees are assessed by the closed-end funds comprising the index. Have such management fees been reflected indirectly in the returns of the index? If so, please clarify the statement that the index does not charge management fees.

Response to Comment 6

The above-referenced secondary index, the First Trust Municipal Closed-End Fund Total Return Index, has been removed as it is no longer a representative benchmark given the change in the Fund’s principal investment strategy.

Comment 7

Footnote #1 to the secondary index set forth in the table of the section entitled “Average Annual Total Returns” states that the index has been selected as a secondary benchmark to provide a more direct correlation to the Fund’s underlying portfolio. Please confirm whether the foregoing is still accurate considering the change in the Fund’s strategy. Please consider replacing the secondary index with a more appropriate index since the Fund is no longer investing 80% or more of its assets in closed end funds.

Response to Comment 7

The above-referenced secondary index, the First Trust Municipal Closed-End Fund Total Return Index, has been removed as it is no longer a representative benchmark given the change in the Fund’s principal investment strategy.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Very truly yours,
Chapman and Cutler LLP
By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold and sell shares of the Fund. Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Shareholder Fees
(fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.75%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses	0.00%
Acquired Fund Fees and Expenses	0.11%
Total Annual Fund Operating Expenses	0.86%
Fee Waiver(1)	0.20%
Net Annual Fund Operating Expenses(2)	0.66%

(1)	Pursuant to a contractual agreement, the Advisor has agreed to waive management fees of 0.20% of average daily net assets until April 12, 2023. The waiver agreement may be terminated by action of the Trust’s Board of Trustees at any time upon 60 days’ written notice by the Trust, on behalf of the Fund, or by the Fund’s investment advisor only after April 12, 2023.
(2)	Expenses have been restated to reflect the current fiscal year.

Example

The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or sell all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$67	$254	$457	$1,042